UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 2, 2009

Stephen A. Keen
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886

Re: Columbia Funds Series Trust – Columbia Cash Reserves (File No. 811-09645)

Dear Mr. Keen:

Your letter of December 11, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)(1)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Columbia Cash Reserves (the "Fund"), a series of Columbia Funds Series Trust (the "Trust), and NB Funding Company LLC ("Affiliate"), enter into the arrangement summarized below and more fully described in the letter. The Affiliate is a subsidiary of Bank of America Corporation (the "Parent"), which is the parent of Columbia Management Advisors, LLC, the Fund's investment adviser (the "Adviser"). Therefore, the Affiliate is an affiliated person of the Fund as defined in Section 2(a)(3) of the Act.

The Fund is an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

In November 2007, after receiving assurances from the staff of the Division of Investment Management, the Fund, certain other affiliated money market funds, and the Affiliate entered into a capital support agreement (the "Original Agreement"), a form of which was provided to the staff. The Original Agreement required the Affiliate to make a cash contribution (up to a specified maximum amount) sufficient to restore the Fund's net asset value ("NAV") per share to the minimum permissible NAV specified in the Agreement, if certain triggering events occurred. The Original Agreement was intended to limit the potential losses that the Fund may incur upon the ultimate disposition of a Covered Security.

You state that the Fund holds in its portfolio securities that are subject to the events specified in Rule 2a-7(c)(6)(ii)(A)-(D) and may hold securities that become subject to such events in the future (any security held by the Fund that is or becomes subject to any such event is referred to as a "Covered Security.") You state further that the Fund's Board of Trustees (the "Board"), none of whom are interested persons as that term is defined in Section 2(a)(19) of the Act, have determined with respect to each Covered Security currently held by the Fund that, due to unfavorable general market conditions, it would not be in the interests of the Fund to sell the Covered Securities at this time.

The Original Agreement was entered into after the staff of the Division of Investment Management informed the Trust and the Affiliate on November 14, 2007 that it would not recommend enforcement action to the Commission if the arrangement was effected. The Trust and the Affiliate now seek to amend and restate the Original Agreement (the "Amended Agreement"). The principal changes you propose to make to the Original Agreement are to extend the termination date from December 13, 2008 to November 6, 2009 ("New Termination Date") and to include an additional Contribution Event, as defined in the Amended Agreement.

You represent with respect to the Amended Agreement that:

(i) The Amended Agreement would obligate the Affiliate, upon the occurrence of a Contribution Event (as defined in the Amended Agreement), to make a cash contribution to the Fund (up to a maximum amount) sufficient to restore the Fund's NAV to the minimum permissible NAV per share, as defined in the Amended Agreement;

(ii) The Amended Agreement would be entered into at no cost to the Fund, and the Affiliate would not obtain any shares from the Fund in exchange for its contribution; and

(iii) The Fund will sell all the Covered Securities it holds promptly on the business day immediately prior to the New Termination Date, if such sale would require the Affiliate to make a payment to the Fund.

You state that the Affiliate does not have its own credit rating, but that the Affiliate's commitment under the Amended Agreement would be guaranteed by the Parent. You represent with respect to the guaranty that:

(i) If the Amended Agreement is deemed to be a security within the meaning of Section 2(a)(36) of the Act, it would be an Eligible Security as defined in rule 2a-7 because the Parent's obligations qualify as First Tier Securities;

(ii) The Board's delegate, in accordance with rule 2a-7(c)(3)(i), has determined that the guaranty presents minimal credit risks with respect to the Fund; and

(iii) The Board will direct the Fund to sell the Covered Securities if, following any downgrading of Parent's credit ratings, the Affiliate's obligations would no longer qualify as First Tier Securities and such sale would require the Affiliate to make a payment to the Fund, and if such sale would not require such payment, the Agreement would terminate.

You further represent the following with respect to the extension:

(i) The process of restructuring the Covered Securities is unlikely to be completed before the scheduled termination date of the Original Agreement on December 13, 2008;

(ii) The Adviser has informed the Board of its belief that greater value could be realized on the Covered Securities if the Original Agreement was extended until the restructuring was completed and the government's efforts to improve market conditions took full effect;

(iii) The Amended Agreement includes as a Contribution Event the Fund receiving Replacement Securities (as defined in the Amended Agreement) having a value less than the then-current amortized cost value of the Covered Securities in connection with any restructuring of the issuer of the Covered Securities occurring on or after April 1, 2009, unless the Board determines that no option other than receipt of such Replacement Securities would be in the best interests of the Fund, in light of the Board's fiduciary duties to the Fund under applicable law;

(iv) The Amended Agreement permits the Board to cause the Fund to sell the Covered Securities and obligate the Affiliate to make a cash contribution to the Fund if the Board determines that the maximum contribution amount under the Amended Agreement would not be sufficient to support the Fund's minimum permissible NAV; and

(v) The Board, none of whom are "interested persons" as that term is defined in section 2(a)(19) of the Act, has approved the Amended Agreement and has determined that it would be in the best interests of the Fund and its shareholders to continue to hold the Covered Securities and has approved the New Termination Date.

On the basis of the facts and representations above, we will not recommend enforcement action under Sections 12(d)(3), 17(a)(1) or 17(d) of the Act if the Trust and the Affiliate enter into the Amended Agreement.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

Very truly yours,

Sarah G. ten Siethoff
Senior Counsel

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4 This letter confirms the position of the staff that was provided orally by the Fran Pollack-Matz to Stephen A. Keen on December 11, 2008.

5 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact-specific nature of the Trust's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

ReedSmith

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886
+1 412 288 3131
Fax +1 412 288 3063

Stephen A. Keen
Direct Phone: +1 412 288 1567
Email: skeen@reedsmith.com

December 11, 2008

Investment Company Act of 1940—
Sections 12(d)(3), 17(a)(1), and 17(d)

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission (SEC)
100 F Street, N.E.
Washington, DC 20549

Re: Columbia Cash Reserves, a series of Columbia Funds Series Trust (the "Fund")

Dear Mr. Plaze:

We are writing on behalf of NB Funding Company LLC (the "Affiliate"), an affiliated person of the investment adviser of the above-referenced Fund. We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Commission under Sections 12(d)(3), 17(a)(1) or 17(d) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Affiliate enter into the arrangement described below.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund, as a money market fund, seeks to maintain a stable net asset value per share of $1.00, and each the amortized cost method of valuation in valuing its portfolio securities. The Affiliate is a subsidiary of Bank of America Corporation (the "Parent") that is the parent of the Fund's investment adviser. The Parent has received ratings in the highest short-term rating category from all nationally recognized statistical rating organizations ("NRSROs") that rate its obligations.

The Fund currently holds securities that are subject to the events specified in Rule 2a-7(c)(6)(ii)(A)-(D) and may hold securities that become subject to such events in the future (any security held by the Fund that is or becomes subject to any such event, is referred to as a "Covered Security.") With respect to each Covered Security currently held by the Fund, in accordance with Rule 2a-7(c)(6)(ii), the Fund's board of trustees (the "Board"), none of whom are "interested persons" as that term is defined in Section 2(a)(19) of the 1940 Act, have determined that, due to unfavorable general market conditions, it currently is not in the interest of the Fund to sell such Covered Securities.

1. Description of Restated Capital Support Agreement

To limit the potential losses that the Fund may incur upon the ultimate disposition of a Covered Security, the Affiliate proposes to enter into a Restated Capital Support Agreement (the "Agreement"), at no cost to the Fund, that would prevent any losses realized on the Covered Securities from causing the Fund's market based net asset value per share ("NAV") to fall below the Minimum NAV Per Share specified in the Agreement. The Agreement amends and restates in its entirety the Capital Support Agreement, dated November 14, 2007 (as restated and amended since that date, the "Original

Agreement"), among the Affiliate, the Fund and certain other affiliated money market funds. The Division has previously taken a no-action position with respect to the Agreement in response to a request dated November 14, 2007. The Agreement amends the Original Agreement to (a) reflect that the Agreement is now limited to the Fund, (b) increase the Maximum Contribution Amount specified in the Agreement and (c) extend the final termination date of the Agreement to November 6, 2009. We are requesting that the Division affirm its no-action position with respect to these amendments.

As with the Original Agreement, upon a sale or other ultimate disposition of a Covered Security,[1] the Agreement would obligate the Affiliate to make a cash contribution to the Fund (up to the Maximum Contribution Amount) sufficient to restore the Fund's NAV to the Minimum NAV Per Share. The Affiliate would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not to include it in any dividends or distributions.

The Agreement will be in the form attached to this letter. The Agreement will terminate on November 6, 2009. The Fund is obligated to sell the Covered Securities on the business day immediately prior to the termination of the Agreement if the sale would require the Affiliate to make a payment to the Fund.

The Affiliate's obligations have not been rated by any NRSRO. The Parent will provide the Fund with a written guarantee of the Affiliate's obligation to make contributions under the Agreement. The Parent's guarantee will be unconditional and will continue until the termination of the Agreement. The Board will direct the Fund to sell the Covered Securities if, following any downgrading of the Parent's credit ratings, the Affiliate's obligations would no longer qualify as First Tier Securities and that such sale would require the Affiliate to make a payment to the Fund. If such sale would not require such payment, the Agreement would terminate.

2. <u>Board Consideration of the Restated Capital Support Agreement</u>

The process of restructuring each of the Covered Securities is continuing and is unlikely to be completed before the scheduled termination of the Original Agreement on December 13, 2008. Moreover, current market conditions continue to create a risk of an unanticipated default that would add to the Covered Securities. The Board therefore held meetings on November 11 and December 10, 2008 at which they approved an extension of the termination date of the Agreement to November 6, 2009. At these meetings, the Adviser provided the Board with financial and other information, including among other things, the Adviser's belief (i) that the Maximum Contribution Amounts continue to be sufficient to support the Fund's Minimum Permissible NAV; and (ii) that a greater value could be realized on the Covered Securities if the Agreement continued until the restructuring of the Covered Securities was completed and the government's efforts to improve market conditions took full effect, than if the Agreement terminated on December 13, 2008. Based upon such information, the Board concluded that it would be in the best interest of the Fund and its shareholders to continue to hold the Covered Securities and extend the termination date of the Agreement to November 6, 2009. The Board has furnished the Division with a letter summarizing the basis for its conclusions.

The Agreement also:

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1 Contributions may be required under the Agreement in the event of (i) a sale of any Covered Securities, (ii) receipt of final payment on any Covered Securities, (iii) a court order discharging liability for any Covered Securities and (iv) an exchange of Covered Securities for other Eligible Securities, in each case where the amount of payments received and/or the market value of the Eligible Securities received is less than the amortized cost value of the Covered Securities.

(a) amends the definition of Contribution Event to include the receipt by the Fund of Replacement Securities (as defined in the Agreement) having a value less than the then-current amortized cost value of the Covered Securities in connection with any restructuring of the issuer of the Covered Securities occurring on or after April 1, 2009, unless the Board determines that no option other than receipt of such Replacement Securities would be in the best interests of the Fund, in light of the Board's fiduciary duties to the Fund under applicable law; and

(b) includes a provision stating that if the Board determined that the Maximum Contribution Amount would not be sufficient to support the Fund's Minimum Permissible NAV, it could, at its option, cause the Fund to sell the Covered Securities and trigger a Contribution Event.

The Fund would remain obligated to sell the Covered Securities on the business day immediately prior to the termination of the Agreement if the sale would require the Affiliate to make a payment to the Fund.

The Board has reviewed the Agreement and has concluded that that it is in the best interest of the Funds and its shareholders. In addition, the Board's delegate has determined, based on the Parent's guarantee, that the Affiliate's obligations are Eligible Securities as defined in Rule 2a-7(a)(10); and that the Affiliate's obligations continue to present minimal credit risks under Rule 2a-7(3)(c)(i). The Board, including the Independent Trustees, has, subject to receipt of the requested no-action position, therefore authorized the Fund to enter into the Agreement.

3. <u>Need for No-Action Relief</u>

The Affiliate is an "affiliated person" or an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because it and the investment adviser to the Fund are common subsidiaries of the Parent. The issuance of the Agreement to the Fund may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any security or other property to the investment company. The proposed arrangement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to affect any transaction in which such registered investment company is a joint, or joint and several participant, with such person.

The Parent's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The issuance of the Agreement by the Affiliate to the Fund therefore may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

On behalf of the Fund, the Affiliate and the Parent, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund, the Affiliate or the Parent under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or the rules thereunder, if the Affiliate and the Fund enter into the Agreement, and the Parent guarantees the Agreement, as described above.

If you have any questions or other communications concerning this matter, please call the undersigned at (412) 288-1567.

Very truly yours,

Stephen A. Keen
Reed Smith LLP

Attachment

SAK:mr

Division of Investment Management
FORM 1032

Date of Document March 2, 2009 **Public** _X_ **Non-Public**_____ **News Digest**____

Title Northern Institutional Funds—Diversified Assets Portfolio, Liquid Assets Portfolio and Prime Obligations Portfolio; Northern Funds—Money Market Fund No-Action Letter

Subject 1) Affiliated Transactions
2) Money Market Funds
3) ________________

Filed Under ICA **Section(s)** 12(d)(3), 17(a), 17(d) **Rules**
(ICA / IAA / SA / SEA / PUHCA; Section; Rule)

Additional References Rule 2a-7 ICA
(All other sections and rules referenced)

Original Filed **801-**______ **811-**_____ **812-**______ **132-3**_____ **Other**

Author Sarah G. ten Siethoff

Summary No-Action Letter under Sections 12(d)(3), 17(a), and 17(d) of the Investment Company Act of 1940

Addressee Diana E. McCarthy
(Representative of company, law firm or SEC div.)

Firm or Division Drinker Biddle & Reath LLP

Company ________________
(List only if different from title, above)

Additional Author

Additional Corporate Author ________________
(Other SEC office or division)

Document Type (check type)

Letter: ___ Interpretive _X_ No-action ___Other Routine __ (Y or N)

Memo To: ___ Commission ___ Inter-Div ___ Intra-Div __ Files Routine__ (Y or N)

Release: ___ Notice ___Order ___ By Comm. ___ Del Auth. Rel. No.

Brief: ___ Admin. Hearing ___Court Case

Misc.: ___ Registration Statement ___Speech ___Congressional Corr.

Other (specify) ________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 2, 2009

Diana E. McCarthy
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996

Re: Northern Institutional Funds— Diversified Assets Portfolio, Liquid Assets Portfolio and Prime Obligations Portfolio (File No. 811-03605) and Northern Funds— Money Market Fund (File No. 811-08236)

Dear Ms. McCarthy:

Your letter of February 24, 2009 requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under Sections 17(a)(1)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Northern Institutional Funds and Northern Funds (each, a "Trust," and collectively, the "Trusts"), each of which is a Delaware statutory trust registered with the Commission as an open-end investment company under the Act, and Northern Trust Corporation ("NTC"), amend the agreements summarized below and more fully described in the letter. NTC is the indirect parent of the Trusts' investment adviser, Northern Trust Investments, N.A. (the "Adviser"), and thus is an "affiliated person" or an "affiliated person of an affiliated person" of the Fund as defined in Section 2(a)(3) of the Act.

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

The Diversified Assets Portfolio, Liquid Assets Portfolio and Prime Obligations Portfolio are series of the Northern Institutional Funds, and the Money Market Fund is a series of the Northern Funds (each a "Fund," and collectively, the "Funds"). The Funds are money market funds that seek to maintain a stable net asset value per share of $1.00 and use the amortized cost method of valuation in valuing their portfolio securities as permitted by rule 2a-7 under the Act.

In February 2008, the Trusts and NTC entered into four capital support agreements (as amended in July 2008 and September 2008, the "Original Agreements") for the benefit of the Funds. The Original Agreements obligate NTC to make a cash contribution (up to a specified maximum amount) to each of the Liquid Assets Portfolio and the Money Market Fund sufficient to restore each Fund's net asset value ("NAV") to a specified minimum permissible NAV if certain triggering events occurred. The Original Agreements also obligate NTC to make a cash contribution (up to a specified maximum amount) to each of the Diversified Assets Portfolio and the Prime Obligations Portfolio sufficient to prevent each Fund from realizing any loss on the Notes if certain triggering events occurred. You state that the Funds hold notes (the "Notes") issued by Whistlejacket Capital LLC and White Pine Finance LLC (the "Issuers"), and that the Original Agreements were intended to limit the potential losses that the Funds may incur upon the ultimate disposition of the Notes. The Original Agreements were entered into after the staff of the Division of Investment Management informed the Trusts and NTC that it would not recommend enforcement action to the Commission if the arrangement was effected.[4]

The Trust and NTC now seek to amend the Original Agreements (the "Amendments"), and a form of the Amendments was provided to the staff. The principal changes the Trust and NTC propose to make to the Original Agreements are to extend the termination date from February 28, 2009 to November 6, 2009 ("New Termination Date") and to amend the provisions stating which events trigger a required capital contribution.

You represent the following with respect to the Amendments and the extension:

(i) The Issuers are structured investment vehicles and are currently engaged in restructuring efforts. Although the timeframe for completing the restructuring is unknown, it is unlikely that the restructuring will be complete by February 28, 2009;

(ii) The Adviser has informed each Trust's Board of Trustees (the "Board") of its belief that greater value could be realized on the Notes if the Original Agreements were amended and extended until the restructuring of the Issuers is finalized;

(iii) The Amendments include as a contribution event the Funds receiving notes replacing the Notes with a value less than the then-current amortized cost value (plus accrued and unpaid interest) of the Notes in connection with any

[4] *See* Northern Institutional Funds, SEC Staff No-Action Letter (Feb. 28, 2008); Northern Institutional Funds, SEC Staff No-Action Letter (July 16, 2008).

restructuring of the issuer of the Notes occurring on or after April 1, 2009, subject to certain fiduciary determinations of the Board as further specified in the Amendments; and

(iv) The Board, including all the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has approved the changes in the Amendments and has determined that it would be in the best interests of the Fund and its shareholders to continue to hold the Notes and has approved the New Termination Date.

On the basis of the facts and representations above, we will not recommend enforcement action under Sections 12(d)(3), 17(a)(1) or 17(d) of the Act if the Trusts and NTC enter into the Amendments.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,

Sarah G. ten Siethoff
Senior Counsel

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5 This letter confirms the position of the staff that was provided orally by the undersigned to Diana E. McCarthy on February 24, 2009.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact-specific nature of the Trust's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

DrinkerBiddle&Reath LLP

Diana E. McCarthy
Partner
215-988-1146 Direct
215-988-2757 Fax
diana.mccarthy@dbr.com

Law Offices

One Logan Square
18TH and Cherry Streets
Philadelphia, PA
19103-6996

215-988-2700 phone
215-988-2757 fax
www.drinkerbiddle.com

CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON DC
WISCONSIN

February 24, 2009

Investment Company Act of 1940 – Sections 12(d)(3), 17(a)(1), and 17(d)

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Northern Institutional Funds and Northern Funds – Money Market Funds

Dear Mr. Plaze:

We are counsel to the Northern Institutional Funds and Northern Funds (each, a "Trust," and collectively, the "Trusts"), each of which is a Delaware statutory trust registered with the Securities and Exchange Commission (the "Commission") as an open-end investment company under the Investment Company Act of 1940 (the "1940 Act"). We are writing to seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Commission under Sections 12(d)(3), 17(a)(1) or 17(d) of the 1940 Act, or the rules thereunder, if each Trust and Northern Trust Corporation ("NTC"), the indirect parent of the Trusts' investment adviser, Northern Trust Investments, N.A. (the "Adviser"), amend the arrangements previously considered by the Division in no-action letters dated February 28, 2008 and July 16, 2008 (the "Prior Letters"), as described below.

The Diversified Assets Portfolio, Liquid Assets Portfolio and Prime Obligations Portfolio are series of the Northern Institutional Funds, and the Money Market Fund is a series of the Northern Funds (each a "Fund" and collectively, the "Funds'). As money market funds, each Fund seeks to maintain a stable net asset value per share of $1.00, and uses the amortized cost method of valuation in valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act.

Established 1849

The Current Capital Support Agreements

As described in the Prior Letters, each Fund holds notes (the "Notes") issued by Whistlejacket Capital LLC and White Pine Finance LLC (collectively, "Whistlejacket"). To limit the potential losses that a Fund may incur upon the ultimate disposition of the Notes, NTC entered into a Capital Support Agreement, on behalf of each Fund, with the applicable Trust (each an "Agreement," and collectively, the "Agreements"), at no cost to any Trust or Fund, that would prevent any losses realized on the Notes (collectively with any notes received in exchange for the Notes that do not qualify as "Eligible Securities" under Rule 2a-7, "Eligible Notes") from causing a Fund's market based net asset value per share ("NAV") to fall below the minimum permissible NAV ("Minimum Permissible NAV") specified in the Agreement. Generally, upon a sale or other ultimate disposition of an Eligible Note, the Agreement obligates NTC to make a cash contribution to the applicable Fund (up to the maximum amount specified in the Agreement ("Maximum Contribution Amount")) sufficient to restore the Fund's NAV to the Minimum Permissible NAV. NTC would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not include it in any dividends or distributions. NTC has a First Tier credit rating.

The Agreement further provides that any securities received in exchange for the Notes that qualify as Eligible Securities under Rule 2a-7 (or any Notes that qualify again as Eligible Securities) will not be subject to the Agreement. The Agreement obligates a Fund to sell the Eligible Notes (i) promptly following any change in NTC's short term credit ratings such that NTC's obligations no longer qualify as First Tier Securities as defined in paragraph (a)(12) of Rule 2a-7, or (ii) on the business day immediately prior to February 28, 2009. NTC's obligations to make a cash contribution under an Agreement with respect to a Fund will terminate upon the earlier of (i) NTC having made cash contributions to that Fund equal to the maximum contribution amount specified in the Agreement; (ii) that Fund no longer holding Eligible Notes; or (iii) 5:00 p.m., Eastern Time on February 28, 2009. The Agreement also contains a provision that permits each Trust's Board of Trustees to cause the applicable Fund to sell the Eligible Notes and obligate NTC to make a cash contribution to the Fund if the Board determines that the Maximum Contribution Amount would be insufficient to support the Fund at the Minimum Permissible NAV.

To comply with the requirements of Moody's Investors Service in connection with the ratings for Prime Obligation Portfolio and Diversified Assets Portfolio, NTC and Northern Institutional Funds amended as of September 29, 2008 each Agreement on behalf of these Funds to increase the level of support provided to the Fund by: (i) increasing the Maximum Capital Support specified in the Agreement and (ii) obligating NTC to provide capital support at a level to prevent a Fund from realizing any loss on the Eligible Notes, not just at a level to support a Fund's NAV at its Minimum Permissible NAV. On the same date, NTC and each Trust also amended each Agreement on behalf of the Money Market Fund and the Liquid Assets Portfolio to raise the Minimum Permissible NAV to a higher specified net asset value.[1]

Proposed Amendment to the Capital Support Agreements

The Notes went into receivership in mid-February 2008, and are still in receivership. In June 2008, the receiver (Deloitte & Touche LLP) appointed a replacement investment manager and an investment bank to assist in restructuring the Notes and completing the insolvency proceeding. The likely timeframe for completion of the restructuring is unknown, but it is unlikely that it will be completed by February 28, 2009.

In light of the approaching expiration of the Agreements, as well as the continued disruption of the credit markets generally, and the market for the Notes specifically, each Trust and NTC propose to amend the Agreements by executing an amendment to the applicable Agreement (each an "Amended Agreement" and collectively, the "Amended Agreements") in the form that we have provided to you.[2] The Amended Agreements would change: (i) the latest date by which the Funds would be obligated to sell the Eligible Notes from the business day immediately prior to February 28, 2009 to the business day immediately prior to November 6, 2009; and (ii) the latest date by which NTC's obligations under the Amended Agreements would terminate from February 28, 2009 to November 6, 2009. The Amended Agreements include an additional event that would require a cash contribution from NTC. A cash contribution would be required if a Fund incurred a loss (as specified in the Agreement) as result of receiving notes replacing the Notes, which had an amortized cost value less than the then-current amortized cost value of the Notes in connection with any restructuring of the issuer of the Notes occurring on or after April 1, 2009. The Amended Agreements also provide that such an event would not require a cash contribution by NTC if the applicable Trust's Board of Trustees determined that no other option, other than receipt of the replacement notes, would be in the best interests of the applicable Fund, in light of the Board's fiduciary duties to the Fund under applicable law.

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1 The Division staff provided assurance that each Fund could continue to rely on the Prior Letters.

2 We note that each Amended Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. If deemed to be a security, we believe that each Amended Agreement would be an "Eligible Security" under Rule 2a-7(a)(10) under the 1940 Act based on the conclusion that NTC has received a rating from Nationally Recognized Statistical Rating Organization (NRSRO) in one of the two highest short-term categories with respect to a class of debt obligations (or any debt obligation within that class) that is comparable in priority and security with the Amended Agreement. In addition, the Adviser has determined, pursuant to delegated authority, that each Amended Agreement presents minimal credit risks in accordance with Rule 2a-7(c)(3)(i) under the 1940 Act.

Each Board held a meeting on February 19, 2009 at which they approved an extension of the termination date of the Agreement from February 28, 2009 to November 6, 2009. At this meeting, the Adviser provided each Board with financial and other information, including among other things, the current status of the capital support provided under the Agreements, analysis of the Notes, conditions affecting the market generally and the Notes specifically, and NTC's financial circumstances. The Board also considered information regarding the Notes that had been provided at prior regular and special meetings of the Board. Finally, the Board considered the Adviser's view that, in light of all of the facts and circumstances, (i) the difficulties in the credit markets affecting money market funds were expected to continue well beyond the termination date of the Agreement; (ii) the capital support provided under the Agreement continues to be the most effective means of providing support to the Funds with respect to the Notes; and (iii) a greater value could be realized on the Notes if the Agreements continued until the restructuring of the Notes was completed than if the Agreements terminated on February 28, 2009.

Based upon such information, each Board, including all of the disinterested Trustees, concluded that it would be in the best interest of the applicable Fund and its shareholders to continue to hold the Notes and extend the termination date of the Agreements to November 6, 2009. Each Board has reviewed the applicable Amended Agreements and has concluded that they are each in the best interest of the respective Funds and their shareholders As requested, we, as counsel to the disinterested trustees, have provided you with a letter under separate cover with respect to the disinterested trustees' consideration of the extension of the termination date.

Need for No-Action Relief

NTC is an "affiliated person" or an "affiliated person of an affiliated person" of each Fund under Section 2(a)(3) of the 1940 Act because it is the parent company of the investment adviser to the Fund. The execution and delivery of an Amended Agreement may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company. The proposed arrangement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

NTC's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The execution and delivery of each Amended Agreement may be, therefore, subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. A Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of a Fund's investment adviser.

On behalf of each Trust and NTC, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or rules thereunder, if each Trust and NTC entered into each of the applicable Amended Agreements as described above.

If you have any questions or other communications concerning this matter, please call the undersigned at 215.988.1146 or Veena K. Jain at 312.569.1167.

Very truly yours,

Diana McCarthy

Diana E. McCarthy

cc: Lloyd Wennlund
Richard P. Strubel
Craig R. Carberry, Esq.

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